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EXHIBIT 12.1

Statement Regarding Computation of Earnings to Fixed Charges (unaudited)

	Nine Months Ended September 30, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Period from August 16, 2004 through December 31, 2004
Fixed Charges:
Interest expensed	$21,276,585	$24,929,644	$19,346,565	$16,461,593	$3,894,344
Interest capitalized	7,182,244	12,824,398	10,680,000	3,507,372	908,407
Amortization of debt issuance costs	841,305	1,035,497	1,875,193	1,374,252	482,924
Fixed charges of majority-owned unconsolidated entities	197,114	276,065	290,177	303,243	117,895
Estimated interest with rental expense	34,797	46,036	43,673	43,673	13,028

Total fixed charges	$29,532,045	$39,111,640	$32,235,608	$21,690,133	$5,416,598
Earnings:
Pre-tax income (loss) from continuing operations, before Limited Partners' interest in the Operating Partnership	$11,932,000	$16,006,176	$14,034,830	$11,441,769	$(849,000)
Add minority interest	37,830	587,413	117,469	1,267,122	125,800
Add total fixed charges above	29,532,045	39,111,640	32,235,608	21,690,133	5,416,598
Add distributions of income from equity investees	137,265	143,272	60,997	52,505	—
Add income from majority-owned unconsolidated entities	364,418	478,519	443,716	448,875	183,420
Deduct capitalized interest	(7,182,244)	(12,824,398)	(10,680,000)	(3,507,372)	(908,407)
Deduct income from unconsolidated entities	(212,935)	(290,710)	(286,452)	(252,511)	(134,097)

Total earnings	$34,608,379	$43,211,912	$35,926,168	$31,140,521	$3,834,314

Ratio of Earnings to Fixed Charges	1.17	1.10	1.11	1.44	—

Amount of coverage deficiency					$(1,582,284)

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  EXHIBIT 12.1